

May 15, 2013

Geoffrey D. Schwartz, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

      RE:  Cornerstone Progressive Return Fund
          File Nos.: 333-187955 and 811-22066

Dear Mr. Schwartz:

We have received the registration statement on Form N-2 of Cornerstone Progressive Return Fund (the "Fund"), which was filed on April 17, 2013 under the Securities Act of 1933 ("1933 Act" or "Securities Act") and the Investment Company Act of 1940 ("1940 Act"), with respect to a non-transferable rights offering of common stock. These Rights will allow shareholders to subscribe for new shares of common stock.  For every three (3) Rights a shareholder receives, such shareholder will be entitled to buy one (1) new share of common stock.  Each shareholder will receive one Right for each outstanding share they own on the record date (the "Basic Subscription").  The subscription price per share will be the greater of (i) 107% of net asset value per share ("NAV") as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per share at such time.

Your letter dated April 17, 2013 represented that the disclosure contained in the registration statement is based on and is substantially similar to the registration statement on Form N-2 of the Fund, which was reviewed and declared effective by the Staff on May 21, 2012, and the registration statements on Form N-2 of Cornerstone Strategic Value Fund, Inc. (File No.: 811-05150) and Cornerstone Total Return Fund, Inc. (File No.: 811-02363), the other funds in the Cornerstone fund complex, which were reviewed and declared effective by the Staff on November 19, 2012.

Based on the similarity of the prior registration statements, you requested selected review of the registration statement.  Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter, we have performed a limited review of the registration statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. We have the following comments.

General

1.        This filing constitutes a new registration statement and, accordingly, was assigned a new 1933 Act file number of 333-187955.  The filing refers to file number 333-180813.  In any future filings, please use the correct Securities Act file number of 333-187955.  Also, because this is a new registration statement under the Securities Act and not a post-effective amendment, the Securities Act Post-Effective Amendment box should be left blank, and no reference made to acceleration under Section 8(c) of the Securities Act.

2.        Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Prospectus

Summary

3.        We note that Ultimus Fund Solutions, LLC, instead of serving as both the Administrator and Fund Account Agent, will now serve as just the Fund Account Agent and that AST Fund Solutions, LLC will serve as the Fund's Administrator.  With respect to this change, please confirm that any related increase in fees is reflected in the fee table or revise the fee table accordingly.

Federal Income Tax Matters

4.        Please confirm that the Fund complies with the requirements of Section 19(a) of the 1940 Act when it provides distributions to its shareholders.  In this regard, please confirm that the Fund makes a good faith estimate as to the components of any distributions it makes to shareholders.

5.        The Fund continues to have historic returns of capital ("ROC") per share of $.41, $2.30, $2.30, $.40. $.63, and $.70 from 2007 to 2012 respectively.  Please expand the disclosure on page 50 to state that the Fund and its management do not believe that the Fund will be subject to substantial penalties if it utilizes its best efforts to determine the tax characterization of its distributions as soon as practicable following the close of the year to comply with IRS Form 8937, *Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service* and Section 6045B of the IRC.  Has the Fund posted the requisite information on its website?  If yes, please indicate this in the disclosure.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

\s\ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office